October 5, 2018

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	LunaDNA, LLC
Amendment No. 2 to Preliminary Offering Statement on Form 1-A
Submitted June 11, 2018
CIK No. 0001741687

Ladies and Gentlemen:

This letter sets forth the responses of LunaDNA, LLC, a Delaware limited liability company (the “Company,” “LunaDNA” or “we”), to certain of the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by (a) letter dated August 16, 2018 (the “First Comment Letter”) concerning the Company’s draft offering statement, as amended, on Form 1-A (the “Offering Statement”), and (b) letter dated September 14, 2018 (the “Second Comment Letter”) concerning our response letter to certain comments made by the Staff in the First Comment Letter dated and submitted to the Staff on August 23, 2018 (the “Prior Response Letter”). We note to the Staff that, on September 24, 2018, the Company changed its name from LunaTrust LLC to LunaDNA, LLC and our manager changed its name from Luna DNA, Inc. to LunaPBC, Inc. (our “Manager”).

First Comment Letter: Draft Form 1-A submitted July 30, 2018

Preliminary Offering Circular, page 1

1. We note your response to prior comment 6. Revise your disclosure to clarify if the manager could unilaterally amend the operating agreement to provide no notice for unilateral modifications. We also note from revised Section 10.11 of the operating agreement that the provisions of Section 8.2(a), allowing members to terminate their license for their Member Data, may not be amended without the consent of the affected member. Revise your disclosure to indicate, if true, that Section 8.2(h) of the operating agreement could be unilaterally amended by the manager to remove the effects of such termination, including the removal of the company’s obligation to purge such member’s data, or revise the operating agreement as appropriate.

Response: We have revised the Offering Statement to clarify that the Manager can unilaterally amend the operating agreement to provide for no notice of unilateral modifications. We note that the Manager could only do so after providing no less than thirty days advance notice to members of its intent to amend the operating agreement to remove or modify the requirement for thirty days’ advance notice of further unilateral modifications. Such notice, if ever given, would enable members to withdraw their consents to their Member Data rather than be subject to future unilateral amendments that could occur on notice of less than thirty days.

We do not agree that the Manager could unilaterally amend Section 8.2(h) of the operating agreement to remove the effects of the limitations contained in Section 10.11 thereof (which precludes the Manager from amending Section 8.1(a) of the operating agreement without a member’s consent) to eliminate the effects of the termination of a member’s license for his or her Member Data. The Company would not be permitted to continue to use the Member Data despite the termination of the License, as “License” is, in relevant part, defined as the Company’s right to use, access and grant access to the Member Data. In other words, if the Company’s right to use, access and grant access to the Member Data is expressly terminated by a member pursuant to a provision of the operating agreement which may not be amended without that member’s consent, we could not lawfully continue to use, access or grant access to that Member Data. In addition, the Company’s use of Member Data will be governed by a separate license agreement with each member, which we refer to as the Purchaser Consent and which forms part of the Subscription Agreement. As noted on page 50 of the Offering Statement under the heading “Purchaser Consent”, in the event a member revokes his or her Purchaser Consent, he or she may require us to delete the applicable Member Data from our Database. Neither the Company nor the Manager has the unilateral right to amend a member’s Purchaser Consent.

2. We note your added disclosure in the last paragraph on page 41 that you intend to revise the number of shares to be issued for types of Member Data from time to time based on bona fide sales or your updated determination of the fair value of such types of Member Data. Please revise your disclosure to be consistent with Rule 251(d)(3)(ii) of Regulation A which provides that you must offer the securities at a fixed price for the duration of the offering.

Response: We have previously responded to this comment 2 via the Prior Response Letter. See also our response below to comment 1 from the Second Comment Letter.

3. It appears from your disclosure on page 41 that you established the value for some of the Member Data categories by reference to sales of genomic information. Please identify which Member Data items you are valuing on the basis of an “accepted standard” and which you are valuing by reference to “bona fide sales within a reasonable time.” For valuations based on bona fide sales, provide us with your analysis of why those sales are comparable to the acquisitions of Member Data contemplated by your disclosure. Include in your analysis how the price consumers pay to acquire their own ancestry data, as described in your first analysis on page 41, related to your valuation methodology. Please also provide us with your analysis of how you considered other acquisitions of genomic or related personal data in determining bona fide sales for purposes of your valuations.

Response: We have previously responded to this comment 3 via the Prior Response Letter.

4. You indicate that you are not aware of any bona fide sales for the types of Member Data you intend to acquire. In the absence of such bona fide sales, please clarify how you determined that the valuation methodology you intend to use is an “accepted standard” for purposes of Note to Paragraph (A) of Rule 251. As part of your analysis, please specifically address whether the disclosed methodology has been recognized as an accepted standard or used by third parties to value genomic or similar data.

Response: We have previously responded to this comment 4 via the Prior Response Letter.

Our Management and Operating Agreements contain provision…, page 14

5. We note your response to prior comment 13. Please revise your risk factor disclosure to discuss the material risks to investors of the mandatory arbitration, class action waiver, exclusive forum, and fee shifting provisions. As examples only, discuss how the mandatory arbitration and class action waiver provisions could impact the ability of investors to access relevant information through discovery and possible imbalances of resources between you and an individual shareholder. Also, clarify the “certain exceptions” mentioned in the first sentence of this risk factor.

Response: We have revised our risk factor disclosure added to the Offering Statement in response to the Staff’s prior comment 13 to discuss material risks to investors of the mandatory arbitration, class action waiver, exclusive forum, and fee shifting provisions contained in our Operating Agreement and Management Agreement, and clarified the “certain exceptions” mentioned therein.

Description of Business, page 18

6. Please expand your added disclosure in response to prior comment 20 and revise your related risk factor disclosure on page 14 to discuss your manager’s public benefit corporation status in more detail, including identifying its public benefit purpose and clarifying how its status as a public benefit corporation could mean that your manager may not undertake to maximize profits which could ultimately impact the amount and timing of distributions, if any.

Response: We have expanded and revised our disclosure on pages 14 and 28 of the Offering Statement to discuss our Manager’s public benefit corporation status in more detail, including identifying its public benefit purpose and clarifying how its status as a public benefit corporation could mean that our Manager may not undertake to maximize profits, which could ultimately impact the amount and timing of any distributions.

Blockchain Technology, page 27

7. Please expand your response to prior comment 18 to discuss how the use of blockchain technology for your intended purpose compares to alternative tracking methods, and disclose how investors will access the information stored using the blockchain.

Response: We have expanded our disclosure under the heading “Description of Business—Our Solution—Blockchain Technology” starting on page 27 of the Offering Statement to discuss the potential advantages of blockchain over a conventional database approach and how members may access the information stored in our blockchain. Numerous alternative tracking methods exist to store the data we intend to store in the blockchain, including the use of a data trustee or other trusted third party (such as a depositary), use of a simple storage file or a distributed file in various storage media (such as optical, magnetic or electronic), use of a distributed database, use of paper files, and use of archives (such as film, photographic or tape). Each of these techniques can be supplemented with, inter alia, encryption, hashes or other signatures or duplication. In light of our disclosure that our implementation of a blockchain tracking solution is at an early stage and that we may abandon those efforts, and because we are not currently considering the aforementioned tracking alternatives, we do not believe it would be material or helpful to potential investors to compare our planned blockchain technology against the wide range of alternative tracking methods.

Government Regulation, page 28

8. We note your response to prior comment 7. Please revise your disclosure to discuss the lack of member protections under HIPAA of the electronic storage and transmission of Member Data given your representation that you are not a covered entity. Also provide risk factor disclosure as appropriate.

Response: We have revised our risk factor disclosure to add a risk factor on page 8 of the Offering Statement pertaining to inapplicability of HIPAA to our electronic storage and transmission of Member Data.

Securities Being Offered, page 37

9. We note your revised disclosure in response to prior comment 24. Since you are incorporated in Delaware, provide disclosure comparing your securities to common stock issued by a Delaware corporation, or advise.

Response: We have revised the disclosure starting on page 37 of the Offering Statement to compare the Shares to shares issued by a typical public Delaware corporation instead of a typical United States corporation.

Redemption Rights, page 42

10. We note your response to prior comments 7 and 18 that you plan to store Member Data in a conventional SQL database. If true, please disclose that Member Data may not be purged from third party systems once the Member Data is sold or queried.

Response: As provided in our Purchaser Consent, we will not sell, lease, rent or otherwise provide any individual Member Data to a third party without the member’s express consent. Database query results provided to our research customers will consist solely of anonymized identifiers of matching members, match counts, or population level data or common characteristics, such as particular medical conditions or genomic variances, that members matching the search criteria generally share, but which cannot be used to identify any particular individuals. A member would need to expressly consent, in a separate license or agreement, to provide any individual Member Data to a third party, which license or agreement would govern the obligations of the third party to purge Member Data upon the member’s request.

Arbitration; Governing Law; Class Actions, page 48

11. Please expand your response to prior comment 25 to disclose here, in your related risk factor disclosure on page 14, and in the operating agreement, whether each provision would apply to any claims under the federal securities laws or the rules and regulations thereunder. To the extent that any of these provisions would apply to any claims under the federal securities laws or the rules and regulations thereunder, revise your disclosure to affirmatively state (in both the disclosure and in the related exhibit) that by agreeing to these provisions, investors will not be deemed to have waived the manager’s or the company’s compliance with any federal securities laws or the rules and regulations thereunder.

Response: We have amended and restated our operating agreement to provide that claims under the federal securities laws, and the rules and regulations promulgated thereunder, will not be subject to arbitration, and to limit our waiver of class action and jury trial and the fee-shifting provisions to arbitrated claims. We have also our revised risk factor disclosure, beginning on page 14 of the Offering Statement, as noted in our response to the Staff’s comment 5 above.

12. Further, expand your response to prior comment 25 to provide the basis for your belief that the mandatory arbitration and class action provisions are enforceable under Delaware law and the federal securities laws.

Response: Delaware law favors arbitration and upholds the use of mandatory arbitration in operating and other agreements. See Delaware Uniform Arbitration Act, 10 Del. C. § 5701 et seq.; see also Am. Express Co. v. Italian Colors Restaurant, 133 S.Ct. 2304, 2309 (2013) (“courts must ‘rigorously enforce’ arbitration agreements according to their terms.”) (quoting Dean Witter Reynolds Inc. v. Byrd, 470 U.S. 213, 221 (1985)); DMS Props.-First, Inc. v. P.W. Scott Assoc., Inc., 748 A.2d 389, 391 (Del. 2000) (“This Court has recognized that the public policy of Delaware favors arbitration.”) (citing SBC Interactive, Inc. v. Corp. Media Partners, 714 A.2d 758, 761 (Del. 1998 )); James & Jackson LLC v. Willie Gary, LLC, 906 A.2d 75, 78-80 (Del. 2006) (enforcing a mandatory arbitration provision in an operating agreement). As noted in our response to the Staff’s comment 11 above, we have exempted federal securities laws claims from mandatory arbitration and have limited the class action waiver to arbitrated claims.

Second Comment Letter: Draft Form 1-A response dated August 23, 2018

Preliminary Offering Circular, page 1

1. Please expand your response to prior comment 2 to provide your legal analysis regarding how the disclosure in the last paragraph added on page 41 represents an offering at a fixed price as required by Rule 251 of Regulation A. Alternatively, please revise the disclosure accordingly.

Response: We have deleted the last paragraph previously added on page 41 of the Offering Statement pertaining to revisions to the number of shares to be issued for different types of Member Data.

2. We note your response to prior comment 4. We see that you characterize the genotype contribution valuation and electronic health record valuation as market approach valuations. Please clarify for us how these analyses meet the definition of a market approach, specifically addressing how you concluded that these two methodologies were based on identical or comparable assets and that they were conducted by similar enterprises or were comparable transactions.

Response: As discussed in our Prior Response Letter, the market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities, to determine their value. Our first analysis in our response to comment 4 of the First Comment Letter consisted of a genotype contribution (GT File) valuation and our second analysis in that response consisted of an electronic health record (EHR) valuation, which were both market approaches.

For the GT File valuation, we estimated the value based on the value consumers pay for the ownership of a GT File, and then divided this value by the number of entities to which we estimated the consumer would license the GT File, to establish the value of a single license to the GT File. The unrestricted right to a GT File is a comparable rather than an identical asset to the member license we will obtain for a GT File, just as the value of a software program is not identical to the per copy licensing fee for that same software. Accordingly we made adjustments to the value of the asset for which we had market data (ownership of the GT File) to obtain the estimated value of the comparable asset (a limited license to use the GT File). While we are not aware of direct market evidence of the value of a GT File, we are aware of direct market evidence of the price consumers pay for (i.e., the value of) a bundle of services and an asset consisting of (a) the services of sequencing a DNA sample and generating a genealogy report, and (b) ownership of a GT File. To obtain the value of the GT File, we deducted the estimated cost of sequencing a DNA sample and generating a genealogy report from the total observed market price paid by a consumer for the bundle of services/asset to arrive at the “residual value” of the standalone GT File. The bundle of services/asset is only a comparable transaction to the asset, and accordingly we made adjustments to the observed value of the bundle of services/asset for which we had observed market data (sequencing of a DNA sample and generation of a genealogy report plus a GT File) to obtain the estimated value of only the asset (a GT File).

For the EHR valuation, we relied on observed market data for the price of a license to the EHRs. This price varies significantly largely due to significant variation in the quantity and quality of records which comprise an EHR as well as the legality of provenance of the EHR. We generally were not able to evaluate the quantity and quality of available records but we believe the EHRs on the market are comparable assets to the totality of Member Data our members would contribute because individual records in an EHR are comparable to the individual records for which we are issuing shares to our members. We recognize that the records in the EHRs we observed in the market are only a comparable set of assets to the assets we expect to obtain from our members, and accordingly we made adjustments to the observed value of the EHRs for which we had observed market data to obtain the estimated value of the totality of Member Data available from a single member, and from that value, estimated the value of the GT File that is a portion of such totality.

Our approach to comparability is similar to the comparability, for example, of two different pharmaceutical drug companies, which would be expected to have, for example, a different quantity and quality of patents, trademarks and trade secrets in their intellectual property portfolio; a different quantity and quality of researchers, sales personnel and management in their employment; and a different quantity and quality of products in their inventory and “pipeline”, which differences, and their significance, are generally unknown or unknowable. Accepted standards for valuation do not provide mathematical certainty, but are reasonable estimates based on the information available.

3. You reference the “estimated value of the trait, genealogy and health report to obtain a residual value calculation” in the first paragraph of page 5 of your response. Please quantify the estimated values assigned to these amounts, describe the underlying basis for these estimates and provide us your residual value calculation.

Response: As noted in our response to Comment 2 of the Second Comment Letter above, to obtain the value of the GT File, we deducted the estimated cost of the services of sequencing a DNA sample and generating a genealogy report from the total observed market price paid by a consumer for the bundle of services/asset described in that response to arrive at the “residual value” of the standalone GT File. The total observed market price paid by a consumer for the bundle of services/asset is $50, which is the market price (or in some cases, the available discount price) frequently observed from different vendors (e.g., MyHeritage.com, Ancestry.com, and 23andMe.com) that provide these services. We then estimated the cost of sequencing a DNA sample and generating a genealogy report at $35, based on the cost observed for a vendor providing only this service (i.e., sequencing and providing a genealogy report but not a GT File). We then calculated the residual value of the GT file to be $15. Furthermore, based on the number of vendors in the marketplace seeking a copy of a consumer’s GT file and the ability of consumers to share a GT File with an unlimited number of vendors, we estimated that the average person would license his or her GT File to four entities, yielding a value of $3.75 per GT File license. We are not aware of any market data indicating the average number of vendors to which a person licenses his or her GT File. Our Manager has observed at least 25 vendors currently in the market seeking GT Files and believes this number will grow over time. The estimate that a person would on average license his or her GT File to four entities is the Manager’s reasonable estimate derived from the experience of its management team acquired by talking to consumers, data brokers, researchers and other data collection vendors.

4. In the second paragraph of page 5 of your response you discuss that a mid-priced EHR record would contain an estimated 30% of the total information and that a GT file would represent 5% of the total value without establishing how these were estimated. You additionally describe that you assumed a mid-price of $20 per EHR. Please describe and support the underlying basis for the determination of these amounts.

Response: As noted in our Response Letter, our market approach for valuing an EHR was based on the observable price of a de-identified EHR, which we observed in publicly available listings to be a range between $7 (for EHRs apparently containing little data) and $50 (which was rarely observed). Although we were not able to obtain information on the content or comprehensiveness of the EHRs that were indicated to be for sale, we estimated a mid-price of $20 per mid-data EHR, which we defined as one that would contain about 30% of the total information we would be able to obtain from a highly engaged member of our community. The Manager estimated the mid-data EHR content based on its industry experience and extensive market research, including market rates published on the internet (including “dark” portions of the internet where the legal authorization for sale of the EHRs was doubtful) and discussions with data brokers, researchers and health organizations that legitimately buy or sell de-identified EHRs. This analysis implies a value of $67 ($20/30%) for the totality of the Member Data we would obtain from a single more engaged individual of our community. We then estimated that the GT file for such an engaged individual would represent 5% of the total value of all contributions by such individual based on our member engagement model. See further discussion in our response below to comment 5 of the Second Comment Letter.

5. Describe to us how your assessment that an individual who elects to provide an EHR to you will be more engaged with your community specifically impacted your assumptions and EHR valuation.

Response: A highly engaged member is a member who provides more data to us, whether initially or over time. We believe that a member’s election to contribute an EHR – consisting of a series of medical records – in addition to a GT File (which we are requiring of all members) will be a strong indicator of high engagement. We have provided our member engagement model supplementally in accordance with Rule 418 promulgated under the Securities Act of 1933, as amended (“Rule 418”), for which we are also requesting confidential treatment in accordance with the Freedom of Information Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). The model presents our estimates of the types of data which a low, medium or highly engaged member will contribute to our Database.

6. You describe the third analysis as a “discounted cash flow (net present value or NPV) analysis under the income approach.” Please describe and quantify each significant assumption for this approach, including the discount rate utilized, the number of data files you anticipate collecting and average acquisition cost. Also describe the basis or rationale for the selected appropriate discount rate.

Response: We forecast the projected number of members, projected number of studies/queries and associated revenues for the first seven years after qualification. We then estimated the earnings per study per member based on observed market transactions involving the acquisition of large volumes of patient medical data. We estimated that the earnings per study per member would grow by 5.0 percent each year and assumed that the Company would not generate any earnings until it had at least 1.0 million members, which is anticipated in year four. We estimated a discount rate range of 50.0 percent to 55.0 percent based on historical venture capital rates of return for startup or early development stage healthcare companies. We utilized a Gordon Growth Model to value the Company’s residual value beyond the explicit seven-year forecast periods used. We estimated a long-term sustainable growth rate of 3.0 percent for the terminal value calculation.

Based on the foregoing, we estimated a range of the total member value and divided this range by our estimated average number of shares issued to each member to imply a range of value per each individual share. We estimated the total average number of shares per member to be 540 shares over a seven year period.

We are providing the quantification of our significant assumptions supplementally in accordance with Rule 418, for which we are also requesting confidential treatment in accordance with the Freedom of Information Act and Rule 83.

7. Please walk us through, by explaining your basis and showing your calculations, how you used the genotype file valuation to value the other member data. To the extent the relative methodologies are consistent, consider providing one or two examples only. As a related matter, walk us through your valuation of $0.07 per limited liability company interest.

Response: In general, we have not been able to identify markets for the various types of member data aside from the genomic data. However, as noted in our response to comment 4 of the Second Comment Letter, we have valued various components of an EHR based on management’s industry experience and extensive market research, including market rates published on the internet (including “dark” portions of the internet where the legal provenance of the EHRs was doubtful) and discussions with data brokers, researchers and health organizations who legitimately buy or sell de-identified EHRs. We have used similar methodology to determine the comparative values of the different data types we accept as payment for our shares. We have been informed by data brokers that the only way to obtain a price for different types of Member Data is to negotiate a specific price for a specific set of data with a specific counterparty.

We note in this regard that our Company has a strong incentive to assign accurate relative values to the various data types we accept for our Database. If we undervalue a data type, we may not obtain sufficient contributions of that data type and the amount of revenues generated for our business may be compromised. On the other hand, if we overvalue that data type, we will by implication undervalue the other data types, with the same result.

With regard to the $0.07 valuation per limited liability company interest, once we determined that a GT file was valued at $3.48, we determined to issue 50 shares for a GT file, yielding a value of $0.07 per share rounded to the nearest penny. Having a lower share value allows us to more precisely allocate value to the different types of Member Data which we will accept as contributions to our Database.

8. Please tell us whether you obtained a contemporaneous valuation by an unrelated valuation specialist or how you otherwise assessed the reliability of your fair value estimates and assumptions.

Response: We have obtained a valuation by an independent valuation specialist per U.S. GAAP Codification of Accounting Standards Codification Topic 820: Fair Value Measurements and Disclosures in relation to a fair value analysis of a GT file licensed to us. This valuation supports the estimates, assumptions and fair value for the GT file stated in the Offering Statement and in this response.

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If you have any further comments and/or questions, please contact me or John Tishler, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (858) 720-8943.

Very truly yours,

/s/ Robert Kain
Robert Kain
Chief Executive Officer

cc: John Tishler, Esq., Sheppard, Mullin, Richter & Hampton LLP